Exhibit 12.1

THE GOLDMAN SACHS GROUP, INC. and SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

($ in millions)

	Three Months		Nine Months
	Ended August		Ended August

	2003	2002	2003	2002

Net earnings	$677	$522	$2,034	$1,609

Add:
Provision for taxes	303	272	1,002	925
Portion of rents representative of an interest factor	30	31	90	91
Interest expense on all indebtedness	1,922	2,223	5,829	6,708

Earnings, as adjusted	$2,932	$3,048	$8,955	$9,333

Fixed charges (1):
Portion of rents representative of an interest factor	$30	$31	$90	$91
Interest expense on all indebtedness	1,926	2,223	5,839	6,708

Fixed charges	$1,956	$2,254	$5,929	$6,799

Ratio of earnings to fixed charges	1.50x	1.35x	1.51x	1.37x

(1)	Fixed charges include capitalized interest and the interest factor of capitalized rent.